WM TECHNOLOGY, INC.
41 Discovery
Irvine, California 92618

December 8, 2021

Division of Corporation Finance
Office of Technology
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	WM Technology, Inc.
Registration Statement on Form S-1
File No. 333-261466

Ladies and Gentlemen:

WM Technology, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on December 10, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of David Peinsipp, Kristin VanderPas and Peter Byrne of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with David Peinsipp of Cooley LLP, counsel to the Registrant, at (415) 693-2177, or in his absence, Kristin VanderPas at (415) 693-2097 or Peter Byrne at (212) 479-6778.

[Signature Page Follows]

Very truly yours,

WM TECHNOLOGY, INC.

By:	/s/ Christopher Beals
Name:	Christopher Beals
Title:	Chief Executive Officer

cc:	Brian Camire, WM Technology, Inc.
David Peinsipp, Cooley LLP
Kristin VanderPas, Cooley LLP
Peter Byrne, Cooley LLP